UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Election of Petrobras’ new CEO and changes in the Administration

Rio de Janeiro, December 21, 2018 - Petróleo Brasileiro S.A - Petrobras informs that its Board of Directors approved the dismissal, on 12/31/2018, of Mr. Ivan de Souza Monteiro of the position of the company’s CEO. In view of this dismissal, Mr. Ivan de Souza Monteiro presented his resignation as Petrobras’ Board Member, as of 12/31/2018.

The Company informs that the Board has appointed Mr. Roberto Castello Branco to the position of Board Member from 01/01/2019 until the next General Shareholders’ Meeting and also elected him as the company’s CEO, as of 01/01/2019.

In addition, the Board dismissed, as of 12/31/2018, Mr. Nelson Luiz Costa Silva from the position of Chief Strategy, Organization and Management System Executive Officer and Mr. Jorge Celestino Ramos from the position of Chief Refining and Natural Gas Executive Officer. Mrs. Solange da Silva Guedes, Chief Exploration and Production Executive Officer, and Mr. Eberaldo de Almeida Neto, Chief Human Resources, HSE and Services Executive Officer will occupy these positions, without prejudice to their current functions, for a period of 90 days or until the Board decides on new executive officers.

Mr. Roberto Castello Branco’s appointment was subject of prior analysis by the Nominating, Compensation and Succession Committee of Petrobras’ Board of Directors.

Roberto Castello Branco holds a bachelor’s degree in economics, with a doctorate from Fundação Getulio Vargas (FGV EPGE) and a postdoctoral degree from University of Chicago. He participated in executive training programs at Sloan School of Management (MIT) and International Institute for Management Development (IMD). He is affiliated professor at EPGE (FGV), also acting as director at Centro de Estudos em Crescimento e Desenvolvimento Econômico in this institution. He was a director at Vale S.A., Banco Central do Brasil, Banco Boavista, Banco Boavista Investimentos and Banco InterAtlântico. He was a member of Petrobras´ Board of Directors between May 2015 and April 2016, GRU Airport and Invepar, as well as a member of the Board of Directors of ABRASCA, Director of the American Chamber of Commerce (RJ) and a member of the Board of Directors of IBEF and Board of Curators of FGV.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

He was president of the Instituto Brasileiro de Relações com Investidores, executive president of IBMEC and vice president of the Brazil-Canada Chamber of Commerce. He has published articles in academic journals and widely circulated newspapers and has lectured at conferences held in Brazil and abroad (USA, UK, Canada, Hong Kong, Shanghai, Singapore and Sydney). Author of the book “ Crescimento acelerado e o mercado de trabalho: a experiência Brasileira” (Accelerated growth and the labor market: the Brazilian experience).

The company is grateful for the important work of Ivan de Souza Monteiro since its arrival in 2015, as well as the contributions of directors Nelson Luiz Costa Silva and Jorge Celestino Ramos and welcomes Roberto Castello Branco.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Rafael Salvador Grisolia
Rafael Salvador Grisolia
Chief Financial Officer and Investor Relations Officer